February 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Keira Nakada

Doug Jones

Eric Envall

Dietrich King

Re:                             Accolade, Inc.

Draft Registration Statement on Form S-1

Submitted January 13, 2020

CIK No. 1481646

Dear Ms. Nakada and Messrs. Jones, Envall and King:

On behalf of Accolade, Inc. (“Accolade” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 28, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended Draft Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Draft Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Draft Registration Statement.

Amended Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.                                     We note your response to comment 4. Please revise the “Risks Associated with Our Business” section in the prospectus summary to specifically disclose the outstanding balance of your debt.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amended Draft Registration Statement.

Summary Consolidated Financial and Other Data

Certain Non-GAAP Financial Measures, page 17

2.                                     Refer to prior comment 6 and your response. It appears the comparable GAAP measures to “adjusted gross profit” and “adjusted gross margin” are “gross profit” and “gross margin,”

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respectively. Please revise your presentation to add the comparable GAAP measures with equal or greater prominence pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. Also include a reconciliation of “gross profit” to “adjusted gross profit” pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.”

Response:

In response to the Staff’s comment, the Company has added a subtotal “Gross profit, excluding depreciation and amortization” and “Gross margin, excluding depreciation and amortization” in the Adjusted Gross Profit and Adjusted Gross Margin calculations and related presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Our

Business Model, page 74

3.                                     You disclose on pages 75 and 81 you earned approximately 98% and 96% for the fiscal years ended February 28, 2018 and 2019, respectively, of the maximum potential revenue under your contracts measured for the corresponding calendar year. Please clarify in your disclosure how you calculate this percentage. Include how the amounts due to customers, adjustments to the measure of progress used to recognize revenue for differences between actual and estimated experience, and other adjustments made to arrive at reported revenue are factored into the computation. In this regard, advise how amounts reported in the financial statements for fiscal 2018 and 2019 are representative of the associated percentage amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77 and 83 of the Amended Draft Registration Statement.

Choice of Forum, page 149

4.                                     We note your response to comment 17, as well as your revised disclosure. Please further revise your disclosure specifically to clarify whether you intend the exclusive forum provision to apply to claims under the Securities Act. In this regard, we note that ambiguity exists because, on the one hand, you disclose that the provision is limited to claims under Delaware law and, on the other, you discuss case law that appears to suggest the provision could be interpreted as applying to federal law.  In addition, please revise and make fully consistent your descriptions of the exclusive forum provision throughout the prospectus.  For example, the description in the risk factor on pages 58 and 59 does not appear to include the numbered clauses (iv) and (v) in the description of the provision on page 149.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 162 of the Amended Draft Registration Statement.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies (j)

Revenue and Deferred Revenue, page F-10

5.                                    You disclose the reporting performance obligation is performed separately over regular intervals during the term of the contract. Accordingly, it appears the amount of revenue recognized for this is not related to the number of members. In view of this, please explain to us why it is appropriate to recognize revenue for it in a similar pattern as that for the stand ready services which is based on the number of members, rather than on some other basis (for example, straight line).

Additionally, please tell us, and disclose pursuant to ASC 606-10-50-20, information about assumptions you use in allocating the transaction price between the stand ready and reporting performance obligations, including allocation of the variable portion of the fee to each.

Response:

For background purposes, the reporting performance obligation typically consists of standard reporting that is provided to customers on a daily basis during launch (typically up to ten days after the initial launch date)  and subsequently on a monthly and/or quarterly basis.  Prior to launch of the Company’s stand ready services, the Company builds the report templates that will be used to provide reports to the customer.  These reports typically consist of a summary of members engaged during the respective period and details regarding various performance metrics, such as member satisfaction and healthcare cost savings.  The reports provided on a monthly and/or quarterly basis are standard reports, and there is no additional customization of the reports after the initial set up.  The Company generates the periodic reports via a “press the button” activity, with little incremental effort, and provides them to the customer.

Standard reporting is included in all of the Company’s customer’s contracts and is not sold separately; however, some customers opt not to utilize the reporting function.  Reporting is not separately priced in the Company’s contracts, as the reporting is bundled with the Company’s stand ready services.  From the Company’s perspective and the perspective of the customer, the stand ready services are the primary services that require the most level of effort and expertise, and there is little incremental cost incurred to generate the reporting given the standardization of the reports provided.

The Company’s reporting services are not material to the Company’s financial statements as a whole, nor are they material to any individual contract.  The amount of revenue recognized related to the standard reporting performance obligation for all of the Company’s contracts was approximately $350,000 and $250,000 for fiscal year 2019 and fiscal year 2018, respectively, and represents less than 0.4% and 0.3% of total revenues, respectively.   Additionally, the stand-alone selling price (SSP) of reporting on average represents less than 1% of the total transaction prices of an individual contract.  SSP is determined based upon the Company’s overall pricing strategies and objectives and is based upon an expected cost plus margin approach.  As included in the disclosure, the Company does not allocate variable consideration to distinct performance obligations or distinct time periods within a series because it does not meet the criteria for the variable consideration allocation exception primarily due to the variability in its PMPM pricing.  Therefore, the variable consideration is allocated to the distinct performance obligations on a relative SSP basis.

The Company believes that recognizing revenue related to the reporting performance obligation based on the number of eligible members is reasonable. The purpose of reporting is to provide the customer information related to usage of the Company’s services such as the number of members engaged, member satisfaction and the amount of healthcare cost savings.  As the number of members increases, the value and utility of the reports increases.  The Company also considered that the number of eligible members over the term of its contracts is generally not expected to fluctuate significantly.  Given the immateriality of the revenue services and the reasons noted above, the Company does not believe that recognizing revenue on a straight-line basis would result in a material difference as compared to its current revenue recognition methodology .

The Company has revised the disclosure on pages F-11 and F-42 to state that reporting is not material and that SSP is determined using an expected cost plus margin approach.

6.                                   On page F-12, you use the term “served” in the first paragraph in regard to revenue associated with pre-launch open enrollment and in the fourth paragraph in regard to your performance obligations during the term of the contract. Please clarify what is meant by this term, in particular, whether or not it refers to members that have actually enrolled in or used your service as the basis for any amount of revenue recognized.

Response:

In response to the Staff’s comment, the Company has revised the terminology throughout the Amended Draft Registration Statement to “eligible members” from “served”, as the total number of eligible members is used as the basis for revenue recognition.

Please contact me at (206) 452-8756 with any questions or further comments.

Sincerely,

/s/ Alan D. Hambelton
Alan D. Hambelton

cc:                                Rajeev Singh, Accolade, Inc.

Stephen Barnes, Accolade, Inc.

Richard Eskew, Accolade, Inc.

John W. Robertson, Cooley LLP

Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP

Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP